EXHIBIT 99(d)

        Items incorporated by reference from the Registrants' Combined Annual Report on Form 10-K for the year ended December 31, 2002: "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies - Cleco Power."

CRITICAL ACCOUNTING POLICIES

Cleco Power

          Generally, Cleco Power is affected more by the decisions of the LPSC than by market conditions.  The LPSC has authority over several critical areas of Cleco Power.  The most important are listed below.

The LPSC determines the ability of Cleco Power to recover prudent costs incurred in developing long-lived assets.  If the LPSC were to rule that the cost of current or future long-lived assets was imprudent and not recoverable, Cleco Power could be required to write down the imprudent cost and incur a corresponding impairment loss.  At December 31, 2002, the carrying value of Cleco Power's long-lived assets was $1.0 billion.  Currently, Cleco Power has concluded that none of its long-lived assets are impaired.

The LPSC determines the ability of Cleco Power to recover regulatory assets that are recorded according to SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."  Cleco Power has concluded it is probable that regulatory assets can be recovered from ratepayers in future rates.  At December 31, 2002, Cleco Power has $91.2 million in regulatory assets, net of regulatory liabilities.  Actions by the LPSC could limit the recovery of these regulatory assets, causing Cleco Power to record a loss on some or all of the regulatory assets.  For additional information on the LPSC and regulatory assets, see the Notes to the Consolidated Financial Statements, Note 2 - "Summary of Significant Accounting Policies - Regulation."

The LPSC determines the amount and type of fuel and purchased power costs that Cleco Power can charge customers through the fuel adjustment clause.  Changes in the determination of allowable costs already incurred by Cleco Power could cause material changes in fuel revenue.  For the years ended December 31, 2002, 2001, and 2000, Cleco Power reported fuel revenue of $262.7 million, $304.3 million, and $296.8 million, respectively.  For additional information on the LPSC and the fuel adjustment clause, see "- Financial Condition - Retail Rates of Cleco Power" and "- Results of Operations - General Factors Affecting Cleco Power - Fuel and power purchased are primarily affected by the following factors."

Cleco Power has recorded a liability of $3.3 million for estimated customer credits it expects to refund to its retail ratepayers pursuant to a settlement agreement with the LPSC limiting Cleco Power's return on equity.  The LPSC has the right to audit the filing under the settlement and has done so in the past.  If the LPSC's findings concerning estimated customer refunds are different from those expected, Cleco Power could be required to adjust the liability.  For additional information on estimated customer credits, see "- Financial Condition - Retail Rates of Cleco Power."

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